International Tower Hill Mines Ltd.

(An Exploration Stage Company)

Consolidated Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

FEBRUARY 28, 2007

INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3(a)), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

For further information, please contact:

Michael W. Kinley, Chief Financial Officer

Tel:

(604) 683-6332

Fax:

(604) 408-7499

INTERNATIONAL TOWER HILL MINES LTD.

Consolidated Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

February 28, 2007

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

INTERNATIONAL TOWER HILL MINES LTD.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management

	February 28,	May 31,
	2007	2006
		(Audited)
ASSETS
Current
Cash and cash equivalents	$ 6,984,023	$ 6,695
Marketable securities (note 3)	10,000	10,000
Accounts receivable	59,763	1,668
Prepaid expenses	82,035	2,052

	7,135,821	20,415

Term deposit (note 5a)	2,500	2,500

Equipment (note 4)	121,561	-

Mineral properties (note 5)	11,177,743	1,030,316

	$ 18,437,625	$ 1,053,231

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 87,715	$ 6,097

SHARE CAPITAL AND DEFICIT
Share capital (note 7)	23,043,635	3,715,664
Contributed surplus (note 7)	4,424,143	-
Deficit	(9,117,868)	(2,668,530)

	18,349,910	1,047,134

	$ 18,437,625	$ 1,053,231

Commitments (note 5)

Subsequent events (note 11)

Approved by the Directors:

Director

Director

INTERNATIONAL TOWER HILL MINES LTD.

Consolidated Statements of Operations and Deficit

 (Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

	Three months ended		Nine months ended
	February 28		February 28
	2007	2006	2007	2006

Expenses
Amortization	$ 10,936	$ -	$ 24,505	$ -
Administration	68,246	-	98,496	-
Consulting fees (note 9)	2,217,752	15,000	2,250,602	45,000
Donations	12,756	-	24,420	-
Insurance	7,900	-	10,500	-
Investor relations	577,063	-	641,831	-
Office and miscellaneous	34,298	131	106,029	3,170
Professional fees (note 9)	33,776	1,225	105,602	12,290
Property investigations	(8,726)	-	187,552	20,881
Rent	22,341	1,800	46,447	5,400
Regulatory	16,226	3,462	30,226	12,509
Travel and promotion	61,081	171	116,575	1,149
Wages	1,639,602	-	1,812,465	-
	(4,693,251)	(21,789)	(5,455,250)	(100,399)

Other items
Gain (loss) on foreign exchange	29,120	-	3,818	-
Interest income	63,898	336	159,367	342
Write-off of mineral properties ((Note 5(a) and (d)(vii))	(126,957)	-	(1,157,272)	-
	(33,939)	336	(994,087)	342

Loss for the period	4,727,190	21,453	6,449,337	100,057

Deficit, beginning of period	4,390,677	2,619,906	2,668,530	2,541,302

Deficit, end of period	$ 9,117,867	$ 2,641,359	$ 9,117,867	$ 2,641,359

Basic and fully diluted loss per share	$ (0.16)	$ (0.00)	$ (0.26)	$ (0.01)

Weighted average number of shares outstanding	30,248,525	9,012,183	25,326,352	9,012,183

INTERNATIONAL TOWER HILL MINES LTD.

Consolidated Statements of Cash Flows

 (Expressed in Canadian dollars)

(Unaudited – prepared by Management)

	Three months ended		Nine months ended
	February 28		February 28
	2007	2006	2007	2006

Operating Activities
Loss for the period	$ (4,727,190)	$ (21,453)	$ (6,449,337)	$ (100,057)
Add item not affecting cash
Amortization	10,936	-	24,505	-
Stock based compensation	4,250,261	-	4,250,261	-
Write off of mineral properties	126,957	-	1,157,272	-
Exploration tax credit	-	19,711	-	19,711
Changes in non-cash items:
Accounts receivable	(49,341)	401	(58 095)	(41)
Accounts payable and accrued liabilities	(329,443)	(2,039)	21,608	(10,374)
Prepaid expenses	(16,170)	(2,683)	(79,983)	(1,204)
Cash Used in Operating Activities	(733,990)	(6,063)	(1,133,769)	(91,965)

Financing Activities
Advance from (repayment to) a director	-	-	-	(80,000)
Issuance of share capital	658,507	-	12,150,854	200,000
Share issuance costs	-	-	(145,620)	-
Cash Provided by Financing Activities	658,507	-	12,005,234	120,000

Investing Activities
Expenditures on mineral properties	(562,922)	(118)	(3,748,071)	(267)
Expenditures on fixed assets	(15,527)	-	(146,066)	-
Cash Used in Investing Activities	(578,449)	(118)	(3,894,137)	(267)

Increase (decrease) in cash and cash equivalents	(653,932)	(6,181)	6,977,328	27,768

Cash and cash equivalents, beginning of period	7,637,955	41,660	6,695	7,711

Cash and cash equivalents, end of period	$ 6,984,023	$ 35,479	$ 6,984,023	$ 35,479

Supplemental cash flow information
Interest received	$ 47,339	$ -	$ 106,427	$ -
Income taxes paid	$ -	$ -	$ -	$ -

Non-cash transactions
Shares issued to acquire mineral properties	$ -	$ -	$ 7,496,619	$ -
Shares issued as agent commission	$ -	$ -	$ 436,404	$ -
Accounts payable included in mineral property expenditures	$ 60,009	$ -	$ 60,009	$ -

INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

Nine months ended February 28, 2007 and 2006

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

1.

NATURE OF OPERATIONS

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.  At February 28, 2007, the Company was in the exploration stage and had interests in properties in Alaska, U.S.A.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.  The Company’s ability to continue as a going concern is dependent upon achieving profitable operations and/ or obtaining additional financing.  While the Company is expending its best efforts in this regard, the outcome of these matters can not be predicted at this time.  These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development and future profitable production or disposition thereof.

2.

SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies used by management in the preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles.

a)

Basis of consolidation

These consolidated financial statements include the accounts of International Tower Hill Mines Ltd. and its wholly owned subsidiaries Talon Gold Alaska, Inc. (an Alaska corporation), Talon Gold (US) LLC (a Colorado limited liability company), and 813034 Alberta Ltd. (an Alberta corporation).

b)

Cash equivalents

The Company considers cash equivalents to consist of highly liquid investments with a remaining maturity of three months or less when purchased, and which are subject to insignificant credit and interest rate risk.

c)

Marketable securities

Marketable securities are valued at the lower of cost or market.

d)

Foreign currency translation

Monetary assets and liabilities are translated at period-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction.  Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year.  Amortization is converted using rates prevailing at dates of acquisition.  Gains and losses from foreign currency translation are included in the consolidated statements of operations.

e)

Amortization

Amortization of equipment is recorded at the following annual rates:

Computer equipment

-

30% declining balance

Office furniture

-

20% declining balance

Computer software

-

3 years straight line

f)

Mineral properties

Mineral properties consist of mining claims, leases and options.  Acquisition options, leasehold and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment.  If the property is put into production, the costs of acquisition and exploration will be written-off over the life of the property, based on estimated economic reserves.  Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period.  If a property is abandoned, the property and deferred exploration costs will be written-off to operations in the period of abandonment.

Recorded costs of mineral properties and deferred exploration and development expenditures are not intended to reflect present or future values of mineral properties.

Deferred costs related to mineral property interests are periodically reviewed for impairment. A review for potential impairment is subject to potentially material measurement uncertainty.  If a review indicates that a mineral property interest has been impaired the related deferred costs are written down or written off.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements and inadvertent non-compliance with regulatory requirements.

g)

Asset retirement obligation

The Company has adopted the CICA Handbook Section 3110 “asset retirement obligations” which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs.  The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets.  The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made.  Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset.  The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life.  The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.

h)

Loss per share

Basic loss per share is calculated using the weighted average number of shares outstanding during the period. The weighted average number of shares outstanding during the period was 25,326,352 (2006 – 9,012,183). Diluted loss per share has not been presented separately as the outstanding options and warrants are anti-dilutive for each of the periods presented.

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

i)

Financial instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.  Where practicable, the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise, only available information pertinent to fair value has been disclosed.

j)

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

k)

Income tax

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized.  Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

l)

Stock based compensation

The Company has adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments.  Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.  Compensation is recognized in the statement of operations over the vesting period.

m)

Joint venture accounting

Where the Company’s exploration and development activities are conducted with others, the accounts reflect only the Company’s proportionate interest in such activities.

n)

Measurement uncertainty

The future recovery of the recorded cost of the properties, and the provision for a future asset retirement obligation, are based on estimates.   By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

3.

MARKETABLE SECURITIES

	Nine months ended February 28, 2007	Year ended May 31, 2006 (audited)

Ravencrest Resources Inc. (cost base $10,000)	$ 10,000	$ 10,000

At February 28, 2007 the Company held 100,000 shares of Ravencrest Resources Inc. (“Ravencrest”) acquired as part of the Mining Venture Agreement with Ravencrest (note 5a).

4.

EQUIPMENT

	Nine months ended February 28, 2007			Year ended May 31, 2006 (audited)
	Cost	Accumulated Amortization	Net Book Value
Furniture and equipment	$ 4,339	$ 364	$ 3,975	$ -
Computers and equipment	52,203	6,734	45,469
Computer software	89,525	17,408	72,117	-

	$ 146,067	$ 24,506	$ 121,561	$ -

5.

RESOURCE PROPERTIES

Accumulated costs in respect of mineral tenures and mineral rights owned, leased or under option, consist of the following:

				Sale Properties							Optioned Properties
	Siwash Silver Claims	West Tanana	BMP	Livengood	West Pogo	Coffee Dome	Gilles	Caribou	Blackshell	Chisna	LMS (i)	Terra (ii)	Total
	(note 5(a))	(note 5(c))	(note 5((b))	(note 5(d))	(note 5(d))	(note 5(d))	(note 5(d))	(note 5 (d))	(note 5(d))	(note 5(d))	(note 5 (e))	(note 5(e))
Balance, May 31, 2005	$ 1,026,512	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,026,512
Acquisition costs:	3,230	-		-	-	-	-	-	-	-	-	-	3,230
Cash payments	574	-	-	-	-	-	-	-	-	-	-	-	574
Balance, May 31, 2006	1,030,316	-	-	-	-	-	-	-	-	-	-	-	1,030,316
Acquisition costs:
Cash payment	-	67,499	-	67,052	5,243	8,940	5,214	1,491	3,725	7,450	-	-	166,614
Common shares issued	-	-	-	5,071,499	396,519	676,200	394,450	112,698	281,751	563,502	-	-	7,496,619
Deferred exploration expenditures:
Contract services	-	68,502	39,398	156,876	23,308	23,849	23,341	-	22,887	200,702	412,655	516,802	1,488,319
Assay	-	21,957	683	69,209	6,702	12,672	2,898	-	3,036	9,840	77,749	39,308	244,053
Drilling	-	-	-	329,010	-	-	-	-	-	-	489,068	169,407	987,484
Field costs	-	1,193	-	56,487	125	225	90	-	1,123	1,300	34,741	25,041	120,325
Equipment rental	-	1,507	-	59,126	-	-	-	-	-	5,209	101,696	31,255	198,793
Travel & transportation	-	8,706	-	27,782	-	-	-	-	1,277	107	77,915	4,904	120,691
Land maintenance & tenure	-	68,250	-	192,591	237	53,241	8,523	12,768	202	52,538	17,824	75,626	481,801
	-	170,115	40,081	891,081	30,372	89,987	34,852	12,768	28,524	269,695	1,211,648	862,343	3,641,466
Total expenditure for the period	-	237,614	40,081	6,029,632	432,134	775,127	434,516	126,957	314,000	840,647	1,211,648	862,343	11,304,699
Write-offs	(1,030,315)	-	-	-	-	-	-	(126,957)	-	-	-	-	(1,157,272)
Balance, February 28, 2007	$ 1	$ 237,614	$ 40,081	$ 6,029,632	$ 432,134	$ 775,127	$ 434,516	$ -	$ 314,000	$ 840,647	$ 1,211,648	$ 862,343	$ 11,177,743

(a)

Siwash Silver Claims, B.C.

On September 22, 2006, the Company entered into a letter agreement with Ravencrest whereby Ravencrest will acquire all of the Company’s interest in ninety-seven mineral claims and one lot in exchange for the Company retaining a 5% net smelter returns royalty and Ravencrest’s assumption of all liabilities and risks concerning the property.  The original mining venture agreement dated March 31, 2005 between the Company and Ravencrest was also terminated.  Accordingly, the Company wrote down the Siwash Silver Claims to a nominal value of $1, recognizing a charge to operations of $1,030,315 during the period ended February 28, 2007.

The Company has pledged a $2,500 term deposit as reclamation security for work on Siwash property as required by the Province of British Columbia.  Upon Ravencrest posting equivalent security, the term deposit will be released to the Company.

(b)

BMP Project, Alaska

In September, 2006, the Company staked a total of 108 Alaska state mining claims at a new location in the Bethel Recording District.  The claims cover a base metal target developed from the Company’s exploration program conducted in the 2006.

(c)

West Tanana Project, Alaska

On August 14, 2006, the Company acquired an interest in the West Tanana Project from Doyon Limited (“Doyon”), an Alaska Native Regional Corporation, by way of a mining exploration agreement with the option to lease.  The agreement with Doyon is a two stage Exploration Option/Mining Lease, whereby the Company has the option to enter into one or more mining leases over some or all of the Doyon conveyed lands (25,920 acres) and up to three leases totalling 8,000 acres over the Doyon selected lands (25,872 acres) subject to the exploration option agreement.

In order to maintain the option to lease in good standing, the Company is required to pay Doyon USD 350,000 over six years (five years plus one year extension, USD 50,000 first year), make annual scholarship donations of USD 10,000 per year, and incur exploration expenditures totalling USD 2,625,000, subject to reduction to USD 2,125,000 if the lands subject to the option are reduced by 50% or more (USD 75,000 commitment for the first year). If the Company does not terminate the option prior to January 1 in any option year, the specified minimum expenditures for that year become a commitment.

At any time during the option period, the Company may enter into a mining lease with Doyon with respect to any one or more area(s) of the lands in respect of which it has expended at least USD 600,000, carried out at least 10,000 feet of core drilling, and submitted a pre-feasibility study. Each mining lease will have a term of 15 years and for so long thereafter as commercial production continues and requires advance minimum royalty payments of USD 250,000 per year during the first five years of the term. The Company is also required to incur minimum mandatory exploration expenditures equal to the greater of USD 25/acre or USD 250,000 for each of the first five years and USD 50/acre or USD 500,000 in the sixth and each succeeding year.  If, on or before the 5th year of the term, the Company has not produced a feasibility study and made a production decision, the annual advance minimum royalty payments increase to USD 500,000.  Advance royalty payments are credited against 50% of production royalties.

Upon commencement of commercial production, the Company is required to pay a production royalty on precious metals, calculated as the greater of 2% of net smelter returns pre-payout and 4% of net smelter returns post-payout or 10% of net profits pre-payout and 20% of net profits post payout, and on base metals, calculated as the greater of 1% of net smelter returns pre-payout and 3% of net smelter return post-payout or 10% of net profits pre-payout and 20% of net profits post payout.  Payout occurs when the Company has recouped cumulative gross revenues from production equal to its cumulative expenditures since the effective date of the lease.  Upon the Company having made a production decision with respect to any leased area, Doyon will also have the right to acquire a minimum of 5%, and a maximum of 10%, participating interest in the Company’s interest in that leased area by contributing an amount equal to 2.25 times Doyon’s elected percentage of the Company’s cumulative project expenditures to the joint venture to be formed upon Doyon’s election to participate.  Such contribution will be applied to fund 100% of joint venture expenditures until exhausted following which each party will be required to contribute its pro rata share of further expenditures.

(d)

Properties acquired from AngloGold, Alaska

Pursuant to an Asset Purchase and Sale and Indemnity Agreement dated June 30, 2006, as amended, (the “AngloGold Agreement”) among the Company, AngloGold Ashanti (U.S.A.) Exploration Inc. (“AngloGold”) and Talon Gold Alaska, Inc. (the Company’s wholly owned Alaskan subsidiary), the Company acquired all of AngloGold’s interest in a portfolio of seven mineral exploration projects in Alaska (then aggregating 246 square kilometres) and referred to as the Livengood, Chisna, Gilles, Coffee Dome, West Pogo, Blackshell, and Caribou properties (the “Sale Properties”) in consideration of the issuance of 5,997,295 common shares , representing approximately 19.99% of the Company’s issued shares following the closing of the acquisition and two private placement financings raising an aggregate of $11,479,348.  AngloGold has the right to maintain its percentage equity interest in the Company, on an ongoing basis, provided that such right will terminate if AngloGold’s interest falls below 10% at any time after January 1, 2009.

As further consideration for the transfer of the Sale Properties, the Company granted to AngloGold a 90 day right of first offer with respect to the Sale Properties and any additional mineral properties in Alaska in which the Company acquires an interest and which interest the Company proposes to farm out or otherwise dispose of.  If AngloGold’s equity interest in the Company is reduced to less than 10%, then this right of first offer will terminate.  Details of the Sale Properties are as follows:

(i)

Livengood Property

The Livengood property is located in the Tintina gold belt approximately 110 kilometres north of Fairbanks, Alaska.  The property consists of approximately 3,621 acres of mineral rights leased from the State of Alaska, 169 State of Alaska mining claims leased from two individuals, 20 federal unpatented mining claims leased from two individuals and three federal patented claims leased from a group of individuals.  Details of the leases are as follows:

-

the lease of the Alaska State Lands is for an initial term of 3 years, commencing July 1, 2004 (subject to extension for 2 extensions of three years each) and requires work expenditures of USD 10/acre/year in years 1 – 3, USD 20/acre/year in years 4 – 6 and USD 30/acre/year in years 7 – 9 and advance royalty payments of USD 5/acre/year in years 1 - 3, USD 15./acre/year in years 4 – 6 and USD 25/acre/year in years 7 – 9.  An NSR production royalty of between 2.5% and 5.0% (depending upon the price of gold) is payable to the lessor with respect to the lands subject to this lease.  In addition, an NSR production royalty of 1% is payable to the lessor with respect to the unpatented federal mining claims subject to the lease below.

-

the lease of the Alaska State mining claims is for an initial term of ten years, commencing on September 11, 2006, and for so long thereafter as mining related activities are carried out.  The lease requires payments of USD 75,000 on execution (paid), USD 50,000 in each of years 2 – 5 and USD 100,000 in each of years 6 -10 and work expenditures of USD 100,000 in year 1, USD 200,000 in each of years 2 – 5 and USD 300,000 in each of years 6 -10.  An NSR production royalty of between 2% and 5% is payable to the lessors (depending upon the price of gold).  The Company may buy all interest in the property subject to the lease (including the retained royalty) for USD 10,000,000.

-

the lease of the Federal unpatented claims is for an initial term of ten years, commencing on April 21, 2003 and for so long thereafter as mining related activities are carried out.  The lease requires a bonus payment of USD 5,000 on signing (paid), and advance royalties of USD 20,000 on execution (paid), USD 30,000 on or before April 21, 2004 (paid), USD 40,000 on or before April 21, 2005 (paid), USD 40,000 on or before April 21, 2006 (paid) and an additional USD 40,000 on or before each subsequent April 21 during the term.  An NSR production royalty of between 2% and 3% (depending on the price of gold) is payable to the lessors.  The Company may purchase 1% of the royalty for USD 1,000,000.

-

the lease of the patented federal claims is for an initial term of ten years, and for so long thereafter as the Company pays the lessors the minimum royalties required under the lease.  The lease requires a bonus payment of USD 10,000 on signing (paid), and minimum royalties of USD 10,000 on or before January 18, 2008, USD 10,000 on or before January 18, 2009, USD 10,000 on or before January 18, 2010 and an additional USD 20,000 on or before each of January 18 2011 through January 18, 2016 and an additional USD 25,000 on each subsequent January 18 thereafter during the term (all of which minimum royalties are recoverable from production royalties).  An NSR production royalty of 3% is payable to the lessors.  The Company may purchase all interest of the lessors in the leased property (including the production royalty) for USD 1,000,000 (less all minimum and production royalties paid to the date of purchase), of which USD 500,000 is payable in cash over 4 years following the closing of the purchase and the balance of USD 500,000 is payable by way of the 3% NSR production royalty.

 (ii)

Coffee Dome Property

The Coffee Dome property is located approximately 15 kilometres northeast of the Fort Knox mine.  The property consists of 59 State of Alaska mining claims owned 100% by the Company and 6 State of Alaska mining claims leased from an individual.

The lease of the Alaska State mining claims is for an initial term of twenty years, commencing on August 11, 2005 and for so long thereafter as mining related activities are carried out.  The lease requires a bonus payment of USD 10,000 on signing (paid), and advance royalties of USD 15,000 on or before December 31, 2005 (paid), USD 25,000 on or before August 11, 2006 (paid)and an additional USD 50,000 on or before each subsequent August 11 during the term.  A production payment of USD 500,000 is also payable upon the Company making a positive production decision.  An NSR production royalty of between 0.5% and 5% (depending on the price of gold) is payable to the lessor.  The Company may purchase 1% of the royalty for USD 2,000,000.  The lessor also has the right to receive an NSR production royalty on production of gold of between 0.5% and 5% (depending on the price of gold) and a 3% NSR production royalty on production of minerals other than gold, from any lands acquired by the Company within a defined area of interest.  In addition, the lessor is entitled to receive an NSR production royalty on all minerals equal to the greater of 1% and one-half of the difference between 4% and the actual NSR production royalty payable by the Company to a third party with respect to certain defined lands held by such third party upon the Company entering into a mining lease with such third party.

(iii)

Blackshell Creek Property

The Blackshell Creek property is located approximately 80 kilometres east of Fairbanks, Alaska, and consists of 35 State of Alaska mining claims owned 100% by the Company.

(iv)

West Pogo Property

The West Pogo property is located approximately 50 kilometres north of Delta Junction, Alaska, and consists of 96 State of Alaska mining claims owned 100% by the Company.

(v)

Chisna Property

The Chisna property is located in the eastern Alaska Range, Alaska, and consists of 475 State of Alaska mining claims owned 100% by the Company.

(vi)

Gilles Property

The Gilles property is located approximately 30 kilometres north of Delta Junction, Alaska, and consists of 86 State of Alaska mining claims owned 100% by the Company.

(vii)

Caribou Property

The Caribou property is located approximately 75 kilometres north of Delta Junction, Alaska, and consists of 1,895 acres of mineral rights leased from the State of Alaska.

The lease of the Alaska State Lands is for an initial term of 3 years, commencing July 1, 2004 (subject to extension for 2 extensions of three years each) and requires work expenditures of US 10/acre/year in years 1 – 3, USD 20/acre/year in years 4 – 6 and USD 30/acre/year in years 7 – 9 and advance royalty payments of USD 5/acre/year in years 1 - 3, USD 15./acre/year in years 4 – 6 and USD 25/acre/year in years 7 – 9.  An NSR production royalty of between 2.5% and 5.0% (depending upon the price of gold) is payable to the lessor with respect to the lands subject to this lease.

During the period, the Company determined that results to date on the Caribou property did not warrant further work, and the lease was terminated and the property returned to the lessor. Accordingly, the related mineral property costs of $126.957 were written off.

(e)

Properties optioned from AngloGold, Alaska

In conjunction with the closing of the acquisition of the Sale Properties, the Company entered into an option/joint venture with AngloGold with respect to two additional mineral projects in Alaska, referred to as the LMS (61 square kilometres) and the Terra (118 square kilometres) properties (the “Optioned Properties”).

(i)

With respect to the LMS property, the Company will have the right to earn a 60% interest by incurring aggregate exploration expenditures of USD 3.0 million within four years, of which the Company has committed to incur minimum exploration expenditures of USD 1.0 million during the 2006 calendar year and of USD 750,000 during the 2007 calendar year.  Upon the Company having earned its 60% interest in the LMS property, AngloGold will have the right to re-acquire a 20% interest (for an aggregate 60% interest) and become manager of the joint venture by incurring a further USD 4.0 million in exploration expenditures over a further two years.

(ii)

With respect to the Terra property, the Company will have the right to earn a 60% interest by incurring aggregate exploration expenditures of USD 3.0 million within four years, of which the Company has committed to incur minimum exploration expenditures of USD 500,000 during the 2006 calendar year and of USD 750,000 during the 2007 calendar year.  Upon the Company having earned its 60% interest in the Terra property, AngloGold will have the right to re-acquire a 20% interest (for an aggregate 60% interest) and become manager of the joint venture by incurring a further USD 4.0 million in exploration expenditures over a further two years.

In either case, following the parties having earned their final respective interests, each party will be required to contribute its pro rata share of further exploration expenditures or be diluted.  A party that is diluted to 10% or less will have its interest converted to a 2% net smelter return royalty.

6.

DUE TO A DIRECTOR

During the year ended May 31, 2006 loans totalling $80,000 were repaid to a director of the Company. These loans were unsecured, non-interest bearing and had no fixed terms of repayment.  Accordingly, fair value could not be readily determined.

7.

SHARE CAPITAL

Authorized

500,000,000 common shares without par value

Issued

	Number of shares	Contributed Surplus	Share Capital

Balance, May 31, 2004 and 2005	9,012,183	$ -	$ 3,515,664

Shares issued for cash
Private placement	1,000,000	-	200,000

Balance May 31, 2006	10,012,183	-	3,715,664

Private placement (brokered)	5,599,605	-	6,999,506
Private placement (non-brokered)	7,999,718	-	4,479,842
Agent’s commission	349,123	-	436,404
Agent’s compensation option	-	354,070	-
Shares issued for property acquisition	5,997,295	-	7,496,619
Exercise of warrants	303,264	-	341,546
Exercise of options	253,816	-	329,961
Stock based compensation	-	4,250,261	-
Reallocation from contributed surplus	-	(180,188)	180,188
Share issue costs		-	(936,095)

Balance February 28, 2007	30,515,004	$ 4,424,143	$ 23,043,635

Share issuances

On October 21, 2005, the Company issued 1,000,000 units at $0.20 per unit, for total cash proceeds of $200,000.  Each unit consisted of one common share and one transferable share purchase warrant.  Each warrant is exercisable to acquire one common share at a price of $0.26 until October 21, 2007.

On August 4, 2006, the Company completed a brokered private placement consisting of 5,599,605 units at a price of $1.25 per unit for total proceeds of $6,999,506.  Each unit consisted of one common share and one-half transferable share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $1.50 until August 4, 2008.

On August 4, 2006, the Company issued 349,123 commission units at a price of $1.25 per unit for total value of $436,404.  Each commission unit consisted of one common share and one-half of a share purchase warrant, each whole warrant entitling the agent to purchase one additional common share at a price of $1.50 until August 4, 2008.  In addition, the agent received 498,748 compensation options.  Each compensation option entitles the agent to purchase one additional common share at a price of $1.30 until August 4, 2008.  The fair value of these options, being $354,070, was charged to share issue costs.

On August 4, 2006, the Company completed a non brokered private placement consisting of 7,999,718 units at a price of $0.56 per unit for total proceeds of $4,479,842.  Each unit consisted of one common share and one-half share purchase warrant.  Each full warrant entitles the holder to purchase one additional common share at a price of $1.00 until August 4, 2008.

On August 4, 2006, the Company issued 5,997,295 common shares to acquire the Sale Properties (See Note 5 (d)) at a fair value of $1.25 per share.

Warrants

Warrant transactions are summarized as follows:

	Nine months ended February 28, 2007		Year ended May 31, 2006
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Warrants exercisable, beginning of period	1,000,000	$0.26	-	-
Issued – non-brokered private placement	3,999,855	$1.00	1,000,000	$0.26
Issued – brokered private placement	2,799,802	$1.50	-	-
Issued – agent commission	174,560	$1.50	-	-
Exercised	(303,264)	($1.13)	-	-

Warrants exercisable, end of period	7,670,953	$1.09	1,000,000	$0.26

Warrants outstanding are as follows:

	Nine months ended February 28, 2007		Year ended May 31, 2006 (audited)
Expiry date	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price

October 21, 2007	950,000	$0.26	1,000,000	$0.26
August 4, 2008	3,897,154	$1.00	-	-
August 4, 2008	2,656,020	$1.50	-	-
August 4, 2008 – commission warrants	167,779	$1.50	-	-
Warrants exercisable, end of period	7,670,953	$1.09	1,000,000	$0.26

Options and stock based compensation

The Company has adopted an incentive stock option plan (the “2006 Plan”).  The essential elements of the 2006 Plan provide that the aggregate number of common shares of the Company’s capital stock issuable pursuant to options granted under the 2006 Plan may not exceed 10% of the number of issued shares of the Company at the time of the granting of the options.  Options granted under the 2006 Plan will have a maximum term of five years.  The exercise price of options granted under the 2006 Plan will not be less than the discounted market price of the common shares (defined as the last closing market price of the Company’s common shares immediately preceding the issuance of a news release announcing the granting of the options, less the maximum discount permitted under TSX Venture Exchange policies, or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange.  Options granted under the 2006 Plan vest immediately, except for options granted to consultants conducting investor relation activities which will become vested with the right to exercise one-fourth of the option upon the conclusion of each three month period subsequent to the date of the grant of the option, unless otherwise determined by the directors at the date of grant.

Pursuant to the Company’s brokered private placement completed on August 4, 2006, the agent received 498,748 compensation options.  Each compensation option entitles the agent to purchase one additional common share at a price of $1.30 until August 4, 2008.

A summary of the status of the stock option plan as of February 28, 2007, and changes during the period is presented below:

	Nine months ended February 28, 2007		Year ended May 31, 2006 (audited)
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Options outstanding, opening:	-	-	-	-
Granted: agent’s compensation options	498,748	$1.30	-	-
Granted	2,830,000	$2.70	-	-
Exercised	(253,816)	$1.30	-	-
Options outstanding, ending:	3,074,932	$2.59	-	-

Stock options outstanding are as follows:

	Nine months ended February 28, 2007			Year ended May 31, 2006 (audited)
Expiry Date	Exercise Price	Number of Shares	Exercisable At Period End	Exercise Price	Number of Shares	Exercisable At Year End

August 4, 2008	$1.30	244,932	244,932	-	-	-
January 26, 2009	$2.70	2,830,000	2,698,750		-	-
		3,074,932	2,943,682		-	- -

The Company uses the fair value method for determining stock-based compensation expense for all options granted during the fiscal periods.  The fair value was determined using the Black-Scholes option pricing model based on the following assumptions:

	January 26, 2007 grant	August 4, 2006 grant

Expected life (years)	2	2
Interest rate	4.13%	4.33%
Volatility (average)	110.56%	108.65%
Dividend yield	0.0%	0.0%

Stock-based compensation charges of $4,250,261 (2006 - $Nil), were allocated as follows:

	Before allocation	Stock-based compensation	After Allocation

Consulting	$ 61,491	$ 2,189,111	$ 2,250,602
Administration	35,500	62,996	98,496
Investor relations	139,832	501,999	641,831
Salaries and wages	$ 316,310	1,496,155	$ 1,812,465
		$ 4,250,261

In addition, $354,070 of stock-based compensation was allocated to share issue costs.

8.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Nine months ended February 28, 2007	Nine months ended February 28, 2006

Loss before income taxes	$ (6,449,337)	$ (100,057)
Statutory Canadian corporate tax rate	34.10%	35.62%

Income tax recovery at statutory rates	$ (2,199,224)	$ (43,272)
Non-deductible items for tax purposes	1,449,339	14,143
Share issue costs	(319,208)	-
Change in valuation allowance	1,069,093	29,129

	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	Nine months ended February 28, 2007	Year ended May 31, 2006 (audited)
Future income tax assets
Mineral properties	$ 954,575	$ 559,946
Equipment	8,356	-
Share issue costs	319,208	-
Cumulative eligible capital	118	118
Net capital losses available	841	841
Non-capital losses available for future periods	428,143	65,284

	1,711,241	626,189

Valuation allowance	(1,711,241)	(626,189)

	$ -	$ -

At February 28, 2007 the Company has tax losses of approximately $1,275,000 available for carry-forward to reduce future years’ income taxes, expiring up to 2017.  In addition, the Company has available mineral resource related expenditure pools totalling approximately $12,950,000 which may be deducted against future taxable income on a discretionary basis.

Future tax benefits, which may arise as a result of applying these deductions to taxable income, have not been recognized in these accounts.

9.

RELATED PARTY TRANSACTIONS

During the period the Company paid $307,648 (2005 - $45,000) in consulting, rent and management fees and salaries to officers, directors and companies controlled by directors of the Company, $16,740 (2006 - $Nil) in rent and management fees to a company with common officers and directors and $Nil (2006 - $1,070) in professional fees to a company controlled by an individual who is a director of the Company.  These figures do not include stock-based compensation (see Note 7).

At February 28, 2007, included in accounts payable and accrued liabilities was $Nil (May 31, 2006 - $2,515) owing to related parties.

These transactions with related parties have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

These consolidated financial statements are prepared in accordance with GAAP in Canada, which differs in certain respects from GAAP in the United States.  The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

a)

Mineral property exploration and development

Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of minerals has been located.  Canadian GAAP allows mineral exploration and development property expenditures to be deferred during this process.  The effect on the Company’s financial statements is summarized below:

Nine months ended February 28,	2007	2006

Consolidated statement of operations and deficit
Loss for the year under
Canadian GAAP	$ (6,449,337)	$ (100,057)
Write-off of exploration expenses	1,157,272	-
Mineral property expenditures, net	(11,304,699)	(267)

United States GAAP	$ (16,596,764)	$ (100,324)

Loss per share – US GAAP	$ (0.66)	$ (0.01)

Consolidated Balance Sheet	February 28, 2007	May 31, 2006

Mineral Properties
Canadian GAAP	$ 11,177,743	$ 1,030,316
Mineral property expenditures (cumulative)	(11,177,743)	(1,030,316)

United States GAAP	$ -	$ -

Deficit
Canadian GAAP	$ (9,117,868)	$ (2,668,530)
Mineral property expenditures (cumulative)	(11,177,743)	(844,325)

United States GAAP	$ (20,059,875)	$ (3,512,855)

b)

Marketable securities

Under United States GAAP, the Company would classify the marketable securities as “Securities available for resale”.  The carrying value on the balance sheet at February 28, 2007 would be $10,000 (May 31, 2006 – $10,000) and the unrealized gain (loss) of $Nil (2006 - $Nil) would be posted to shareholder’s equity as part of other comprehensive income.

c)

Stock based compensation

Statement of Financial Accounting Standards No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation” (“SFAS 148”) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value.  The Company has chosen to account for all stock-based compensation in accordance with the provisions of SFAS

148.  Accordingly, compensation cost for stock options granted is measured as the fair value at the date of grant, and there is no difference in these financial statements.

d)

Loss per share

Under both Canadian and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the nine month periods ended February 28, 2007 and 2006 was 25,326,352 and 9,012,183 respectively.

e)

Income taxes

Under United States GAAP, the Company would have initially recorded an income tax asset for the benefit of the resource deduction pools.  This asset would have been reduced to $nil by a valuation allowance.  The result is no difference in net income reported between Canadian and United States GAAP.

11.

SUBSEQUENT EVENTS

Subsequent to February 28, 2007, the following events occurred:

a)

On March 7, 2007 Talon Gold Alaska, Inc. (the wholly owned Alaska subsidiary of the Company) (“Talon”), signed a two stage Exploration Agreement with Option to Lease with the University of Alaska. The Exploration Agreement has an effective date of January 1, 2007 and covers approximately 1,300 hectares of land lying to the north of the existing Coffee Dome project.  (Note 5(d)(ii).  The Company has guaranteed the obligations of Talon under the Exploration Agreement. The key terms of the Exploration Agreement (and any resulting mining lease) are as follows:

Exploration Agreement: In order to maintain the option to lease in good standing, Talon is required to pay the University USD 117,500 over five years (USD 15,000 first year) and incur exploration expenditures totalling USD 400,000 over five years (USD 25,000 commitment for the first year). If Talon does not terminate the option prior to January 1 in any option year, the specified minimum expenditures for that year become a commitment of Talon. Talon is also responsible for all taxes and assessments on the lands subject to the option to lease.

Mining Lease: At any time during the option period, Talon has the right to enter into a mining lease over some or all of the lands subject to the option. The mining lease will have an initial term of 15 years and for so long thereafter as commercial production continues and requires escalating advance royalty payments of USD 30,000 in year 1 to USD 150,000 in year 9 and beyond. Advance royalty payments are credited against 50% of production royalties. Talon is also required to incur escalating minimum mandatory exploration expenditures of USD 125,000 in year 1 to USD 350,000 in year 5 and beyond and to deliver a  feasibility study within 10 years of the  commencement of  the lease.

Upon the commencement of commercial production, Talon is required to pay a sliding scale net smelter return royalty of from 3% (USD 300 and below gold) up to 5% (USD 500 and up gold). Talon will also pay a sliding scale net smelter return royalty of from 0.5% (USD 450 and below gold) to 1% (USD 450 and above gold) on any federal or Alaska state claims staked by Talon or its affiliates within a 2 mile area of interest surrounding the University land (not including Talon’s existing leased claims).

a)

On March 15, 2007, the Company signed of two binding letters of intent with Redstar Gold Corp. of Vancouver, B.C., pursuant to which the Company can earn up to a 70% interest in two gold projects, referred to as North Bullfrog and Painted Hills, located in Nevada.  The Company can earn an initial 60% interest in each project by making payments and exploration expenditures and has the option to earn an additional 10% interest (aggregate 70%) by funding all expenditures to take a project to feasibility.  There is no time limit by which a feasibility study is required to be delivered.

North Bullfrog: To earn its initial 60% interest, the Company must make total payments of USD 190,000 and incur total expenditures of USD 4,000,000 over 4 years to March 15, 2011.  The first year requirement is a payment of USD 20,000 on TSX Venture Exchange (“TSXV”) acceptance (paid) plus exploration expenditures of USD 500,000.  The second payment of USD 30,000 is due in 18 months.

Painted Hills: To earn its initial 60% interest, the Company must make total payments of USD 170,000 and incur total expenditures of USD 2,500,000 over 4 years to March 15, 2011.  The first year requirement is a payment of USD 20,000 on TSXV acceptance (paid) plus exploration expenditures of USD 250,000.  The second payment of USD 20,000 is due in 18 months.

The Company is also required to issue an aggregate of 20,000 common shares to Redstar, as to 5,000 on each on September 15, 2008, March 15, 2009, March 15, 2010 and March 15, 2011, so long as the Company is earning into at least one of the North Bullfrog or Painted Hills projects.

b)

On March 28, 2007, Talon signed a mining lease with an individual over two unpatented federal mining and four federal unpatented placer claims, which constitute part of the Livengood Property (see Note 5(d)(i)).  The lease has an initial term of ten years, commencing on March 28, 2007, and for so long thereafter as mining related activities are carried out.  The lease requires payment of advance royalties of USD 3,000 on execution (paid), USD 5,000 on or before March 28, 2009, USD 10,000 on or before March 28, 2010 and an additional USD 15,000 on or before each subsequent March 28 thereafter during the initial term (all of which minimum royalties are recoverable from production royalties).  The Company is required to pay the lessor the sum of USD 250,000 upon making a positive production decision.  An NSR production royalty of 2% is payable to the lessor.  The Company may purchase all interest of the lessor in the leased property (including the production royalty) for USD 1,000,000.

c)

On April 16, 2007, the Company announced a brokered private placement, on a commercially reasonable efforts basis, of up to 6,104,500 units at a price of $2.40 per unit to raise total gross proceeds of up to $14,650,800.  Also announced on April 10, 2006 was a non-brokered private placement of 1,200,000 units at a price of $2.40 per unit to raise gross proceeds of $2,880,000.